EXHIBIT 21

SUBSIDIARIES OF THE REGISTRANT*

The following were significant subsidiaries of the Registrant as of December 31, 2006:

Name	State or Jurisdiction of Incorporation
AGI Media Packaging Europe Ltd.	United Kingdom
Alfred Wall GmbH	Austria
MeadWestvaco Coated Board, Inc.	Delaware
MeadWestvaco Consumer Packaging Group, LLC	Illinois
MeadWestvaco Forestry, LLC	Delaware
MeadWestvaco Packaging Systems, LLC	Delaware
MeadWestvaco Spain S.L.	Spain
MeadWestvaco South Carolina, LLC	Delaware
MeadWestvaco Texas, L.P.	Delaware
MeadWestvaco Virginia Corporation	Delaware
MWV Canada Corp.	Nova Scotia
MWV Consumer & Office Product Co.	Nova Scotia
Rigesa, Celulose, Papel E. Embalagens Ltda.	Brazil
Tilibra Produtos de Papelaria Ltda.	Brazil

*	The names of additional subsidiaries have been omitted because the unnamed subsidiaries, considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary. Subsidiaries which are consolidated into the above-listed subsidiaries are also omitted.